VPC Impact Acquisition Holdings III, Inc.

150 North Riverside Plaza, Suite 5200

Chicago, IL 60606

December 8, 2021

VIA EDGAR

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	VPC Impact Acquisition Holdings III, Inc.
Registration Statement on Form S-4
Filed October 6, 2021, as amended
File No. 333-260083

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, VPC Impact Acquisition Holdings III, Inc. hereby respectfully requests that the effective date of the above-captioned Registration Statement on Form S-4, as amended (the “Registration Statement”) be accelerated to, and that the Registration Statement be declared effective at 4:00 p.m., prevailing Eastern Time, on December 9, 2021, or as soon as practicable thereafter.

Please contact Era Anagnosti (email: era.anagnosti@whitecase.com or telephone: (202) 637-6274) of White & Case LLP with any questions and please notify her when this request for acceleration has been granted.

[Signature Page Follows]

Sincerely,

By:	/s/ Gordon Watson
Name:	Gordon Watson
Title:	Co-Chief Executive Officer

cc:	Era Anagnosti, White & Case LLP